October 3, 2024

Ms. Beverly Singleton

Mr. Andrew Blume

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Plug Power Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2024
Response dated September 11, 2024
File No. 001-34392

Dear Ms. Singleton and Mr. Blume:

This letter is being submitted on behalf of Plug Power Inc. (the “Company,” “Plug,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated September 23, 2024. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2023

Inventory, page F-20

1.	We note your response to prior comment 2. Although we note your statement that much of the inventory associated with your lower of cost or net realizable value charge has longer production times and had yet to turn, please also provide an explanation regarding why the excess and obsolescence reserve did not have further reductions as the inventory was sold or written off.

Company Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the excess and obsolescence charge recorded in 2023 primarily relates to inventory that was considered slow moving based upon our accounting policy or inventory on hand in quantities in excess of what is needed for our current sales demand or committed backlog. In accordance with ASC 330-10-35-14, if a product's cost is written down below its cost, this reduced amount will be the carrying amount or new "cost" of the product for all subsequent periods. There was not a significant amount of this excess and obsolete inventory which was sold by December 31, 2023 in light of the excess inventory quantity; accordingly, the inventory was still on hand in our warehouses as of December 31, 2023.

Note 21. Commitments and Contingencies, page F-53

2.	We note your response to prior comment 5, including your statement that you “continued to be unable to determine at the time of the filing of most recent Quarterly Form 10-Q if there was at least a reasonable possibility that a loss may be incurred in connection with the legal proceedings.” Please note that the term “reasonably possible,” as defined under ASC 450-20—20, represents any chance more than remote but less than likely. Therefore, unless you view the chance of an unfavorable event occurring to be remote, please confirm you will comply with ASC 450-20-50-4(b) by disclosing an estimate of the possible range of loss or statement that an estimate cannot be made.

Company Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the Company will disclose in future filings an estimate of the possible loss or range of loss, or state that such an estimate cannot be made and the reasons why an estimated range of loss cannot be made, pursuant to ASC 450-20-50-4(b), if there is at least a reasonable possibility that a loss may be incurred in connection with a legal proceeding.

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If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Gerard L. Conway, Jr. Jason Lewis, DLA Piper LLP Audrey S. Leigh, Goodwin Proctor LLP
Thomas Tehan, Deloitte & Touche LLP